                              ARTICLES OF AMENDMENT
                                 OF AMENDED AND
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                       HUTCHINSON TECHNOLOGY INCORPORATED


          The undersigned, John A. Ingleman, Secretary of Hutchinson Technology Incorporated, a Minnesota corporation (the "Corporation"), hereby certifies (i) that Article III of the Corporation's Amended and Restated Articles of Incorporation has been amended, effective at the close of business on February 11, 1997 (the "Effective Time"), to read in its entirety as follows:

                                  "ARTICLE III

               This Corporation is authorized to issue an aggregate of 45,000,000 shares, all of which shall be designated as Common Stock, having a par value of $0.01 per share."


(ii) that such amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes; (iii) that such amendment was adopted pursuant to Section 302A.402, Subd. 3, of the Minnesota Statutes in connection with a three-for-one division of the Corporation's Common Stock; and (iv) that such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares that remains unissued after such division exceeding the percentage of authorized shares that were unissued before the division.

          The division giving rise to the amendment set forth above concerns a three-for-one division of the Common Stock of the Corporation. Such division is being effected as follows:

          (i) Effective at the Effective Time, each share of Common Stock of the Corporation, par value $0.02 per share, outstanding immediately prior to the Effective Time will be split and divided into three shares of Common Stock of the Corporation, par value $0.01 per share, all of which shall be validly issued, fully paid and nonassessable;

          (ii) each stock certificate representing a share or shares of Common Stock of the Corporation, par value $0.02 per share, immediately prior to the Effective Time shall continue to represent the same number of shares of Common Stock of the Corporation, par value $0.01 per share, following the Effective Time; and

          (iii) a stock certificate or certificates representing two additional shares of the authorized but previously unissued Common Stock of the Corporation, par value $0.01 per share, for each share of Common Stock of the Corporation, par value $0.02 per share, outstanding immediately prior to the Effective Time shall be mailed or delivered on February 11, 1997 or as soon thereafter as practicable. The record date for determining the shareholders of record entitled to receive such stock certificate or certificates with respect to Common Stock outstanding as of the close of business on January 31, 1997, and remaining outstanding at the Effective Time, shall be the close of business on January 31, 1997. With respect to each share of Common Stock of the Corporation, par value $0.02 per share, if any, that is first issued and becomes outstanding after the close of business on January 31, 1997, but prior to the Effective Time and remains outstanding at the Effective Time, the stock certificate for the additional share resulting from the division of any such share of Common Stock shall be mailed or delivered to the first holder of record to whom such share of Common Stock was issued.

          The foregoing Articles of Amendment shall take effect at the Effective Time previously stated herein.

          IN WITNESS WHEREOF, I have subscribed my name this 21st day of January, 1997.



                              /s/ John A. Ingleman
                              ________________________________________
                              John A. Ingleman


                                       -2-